EXHIBIT 12.1

MASTERCARD INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(in millions, except ratios)
Pre-tax income (loss) before adjustment for non-controlling interests	$3,932	$2,746	$2,757	$2,218	$(383)
Loss attributable to non-controlling interests and equity investments	25	18	1	3	2
Add: Fixed charges	25	29	56	120	109
Earnings (loss)	$3,982	$2,793	$2,814	$2,341	$(272)
Fixed charges:
Interest expense	$20	$25	$52	$115	$104
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	5	4	4	5	5
Total fixed charges	$25	$29	$56	$120	$109
Ratio of earnings to fixed charges	159.3	96.3	50.3	19.5	- [2]

1 Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.

2 The ratio coverage was less than 1:1. MasterCard would have needed to generate additional earnings of $381 million to achieve a coverage of 1:1 in 2008.